STINSON MORRISON HECKER LLP                              Patrick J. Respeliers
1201 Walnut, Suite 2900                                         (816) 691-2411
Kansas City, MO 64106-2150                       prespeliers@stinsonmoheck.com
Tel (816) 842-8600                                       www.stinsonmoheck.com
Fax (888) 215-6170

May 30, 2006
                                                                      VIA EDGAR

Ms. Donna Levy
United States Securities and Exchange Commission
Division of Corporate Finance
100 F St., N.E.
Mail Stop 7010
Washington, D.C.  20549

        Re:    Quest Resource Corporation
               Registration Statement on Form S-3
               Filed on April 12, 2006
               Registration File No.:  333-133243
               ----------------------------------

Dear Ms. Levy:

     On behalf of Quest Resource Corporation (the "Registrant"), we are simultaneously with the sending of this letter, filing with the Securities and Exchange Commission (the "Commission") Amendment No. 1 (the "Amendment") to the above-referenced Registration Statement on Form S-3 (the "S-3 Registration Statement"). Please find enclosed a redline to show changes from the Amendment to the S-3 Registration Statement.

     On behalf of the Registrant, set forth below are responses to the Commission's comment letter dated May 10, 2006 with respect to the S-3 Registration Statement (the "Comment Letter"). The paragraph numbers below correspond to those in the Comment Letter.

The Selling Stockholders, page 16
---------------------------------

Commission Comment:

1. Expand the selling shareholders table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling shareholders. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance telephone interpretation manual.

Donna Levy
May 30, 2006
Page 2


Registrant Response:

     As  requested,  the  selling  stockholders  table  in the S-3  Registration
Statement has been expanded in the Amendment. For all entity stockholders (except stockholders for whom Wellington Management Company, LLP ("Wellington") is their investment manager), footnotes and explanatory text have been provided regarding natural persons who may be deemed to be beneficial holders, based upon the stockholders' completion of supplemental questionnaires submitted to the Registrant. Attached to this letter is a memorandum from Wellington's counsel explaining the reasons why Wellington believes that the disclosure of the names of the natural persons who exercise voting and dispositive power over their clients' shares is not required under applicable securities laws. We concur with their analysis.

Commission Comment:

2. Identify as underwriters all selling shareholders who are registered broker-dealers, unless you can confirm that they received their shares as compensation for investment banking services.

Registrant Response:

     None of the selling stockholders are broker-dealers. With respect to those selling stockholders that are affiliates of a broker-dealer, as mentioned in The Selling Stockholders section of the S-3 Registration Statement, each such selling stockholder purchased the shares in the ordinary course of business and did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares at the time of acquisition of the shares.

     If you have any questions or require any additional information with respect to the Amendment, this letter, or any other issue relating to this matter, please telephone the undersigned at (816) 691-2411.


                                    Very truly yours,

                                    STINSON MORRISON HECKER LLP



                                    /s/ Patrick J. Respeliers
                                    Patrick J. Respeliers

Attachment

cc:     Jerry D. Cash, Chief Executive Officer
        David E. Grose, Chief Financial Officer

--------------------------------------------------------------------------------
Memorandum          Wellington Management Company, llp

                    To:    Lisa R. Westergaard, Stinson Morrison Hecker LLP

                    From:  Julie A. Jenkins, Vice President and Counsel

                    Re: Quest Resource Corporation

                    Date:  May 19, 2006

-----------------   ------------------------------------------------------------
Introduction        We have prepared this memorandum in connection with the
                    review by the staff of the Securities and Exchange
                    Commission (the "SEC") of the registration statement on Form
                    S-3 (the "Registration Statement") of Quest Resource
                    Corporation (the "Registrant"). Certain investment advisory client accounts ("Client Accounts") advised by Wellington
                    Management Company, llp ("Wellington Management") are named as selling shareholders in the Registration Statement. The
                    Registration Statement discloses the names of the Client
                    Accounts and the fact that Wellington Management is the investment adviser to the Client Accounts.

                    We understand from discussions with you that, in the course of reviewing the Registration Statement, the SEC staff has requested a written explanation of the legal basis as to why the Registrant is not required to include, in the list of
                    selling shareholders contained in the Registration
                    Statement, the names of the natural persons with power to
                    vote or to dispose of the securities offered for resale by the Client Accounts. For the reasons set forth below, we do not believe that the requested disclosure is practicable for
                    Wellington Management, and, furthermore, we do not believe that the requested disclosure is required under applicable law.
-----------------   ------------------------------------------------------------
Information         Wellington Management is an investment adviser, registered
Regarding           with the SEC
Wellington          under the Investment Advisers Act of 1940, as amended.  We
Management          offer investment management services for a fee to separate account clients, US and non-US mutual funds sponsored by unaffiliated parties, and our own privately offered investment vehicles, including collective investment funds, common trust funds, non-US domiciled funds and US and non-US domiciled hedge funds. Our investment services include portfolio management styles and approaches in equities, fixed income securities, currencies and commodities, and asset allocation across these asset categories. By way of contract with our clients, Wellington Management is given full and complete discretion to manage, supervise and direct the investment and reinvestment of assets in a client's account, and may be given authority to vote securities held in a client's account in response to proxies solicited by the issuers of such securities.

                    Each portfolio manager (or portfolio management team) makes investment decisions for the portfolios that he or she manages, based on the portfolio manager's own evaluation of the investment opportunities in light of the client's investment objectives and strategies. Accordingly, the firm may be buying a security for one client while it is selling that security for another. In addition, more than one portfolio manager (or portfolio management team) may be buying the same security for a number of different clients. Some, but not all, of our clients give discretion to Wellington Management to vote proxies on

                    May 19, 2006
                    Page 2



-----------------   ------------------------------------------------------------
                    securities held in their portfolios. Our Proxy Voting
                    Guidelines set forth general guidelines for voting proxies, but we evaluate each proposal on its merits. The portfolio manager for the client account has the authority to decide the final vote, absent a material conflict of interest.

                    Wellington Management does not have a Chief Investment Officer, or any group of individuals who give "top down" direction with respect to investment positions or strategies for portfolios that we manage. We believe that this structure best enables us to meet the investment objectives of our diverse client base and encourages individual responsibility for investment performance.

                    Because of Wellington Management's de-centralized approach to investment management, we believe that it is impracticable for us to include in the list of selling shareholders contained in registration statements the names of a natural person with power to vote or to dispose of the securities offered for resale by client accounts. It would be inaccurate to name just one natural person for each and every Wellington Management client. And, because numerous portfolio managers make investment and voting decisions for the client accounts, it is impracticable to provide the names of the particular portfolio managers for each different client account for each security.

-----------------   ------------------------------------------------------------
Applicable Law      Form S-3 requires, among other things, disclosure of the
                    matters covered by Regulation S-K, Item 507. Item 507 provides: "If any of the securities to be registered are to be offered for the account of security holders, name each such security holder, indicate the nature of any position, office, or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates, and state the amount of securities of the class owned by such security holder prior to the offering, the amount to be offered for the security holder's account, the amount and (if one percent or more) the percentage of the class to be owned by such security holder after completion of the offering."

                    Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual (the "1999 Interpretation") provides: "We were asked whether identification of an entity as a selling shareholder in the registration statement must include disclosure of the persons who have sole or shared voting or investment power over the entity. The company must identify in the registration statement the person or persons who have voting or investment control over the company's securities that the entity owns. Use Rule 13d-3 by analogy to make the determination."

                    May 19, 2006
                    Page 3



-----------------   ------------------------------------------------------------
                    The SEC's 1997 telephone interpretation 60 (Regulation S-K) provides: "The term `security holder,' as used in Item 507 of Regulation S-K, means beneficial holders, not nominee holders or other such holders of record." (Regulation S-K is the standard instructions for filing forms with the SEC under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the "Exchange
                    Act").

-----------------   ------------------------------------------------------------
Legal Analysis      On the basis of the above, it is our view that the selling shareholder disclosure required by Item 507 of Regulation
                    S-K should be disclosure of the "beneficial owners" of the shares being sold and, accordingly, should be consistent with what the selling shareholders would report under
                    Section 13 of the Exchange Act and Rule 13d-1 thereunder if the selling shareholders were subject to such reporting requirements. The appropriate filing form under Section 13 for a registered investment adviser such as Wellington
                    Management generally is Schedule 13G. Schedule 13G does not require disclosure of natural persons having the power to vote or dispose of the securities beneficially owned by an investment adviser. Accordingly, based on and subject to the foregoing, we do not believe Regulation S-K, Item 507 or the SEC staff's interpretations of Regulation S-K require additional disclosure with respect to Wellington Management or the Client Accounts in the Registration Statement.

                    This result is consistent with the applicable rules and with the underlying purpose of the disclosure requirements. The 1999 Interpretation may be interpreted to require Wellington Management (along with all other investment advisers) to disclose the names of specific portfolio managers, proxy voting officers, and similar officers who carry out investment and voting decisions on a day-to-day basis with respect to portfolio securities owned by investment advisory client accounts. Such a reading of the 1999 Interpretation would require disclosure that is, in our view, not meaningful, and that would be inconsistent with the underlying purpose of the disclosure requirements, which is to ensure that investors know the identity of beneficial owners of shares and to prevent the use of nominees or mere record shareholders to shield the identity of beneficial owners. There is clearly no such intention or effect here: the Client Accounts own the subject shares, and are advised by Wellington Management, all as disclosed in the Registration Statement.

-----------------   ------------------------------------------------------------
Conclusion          For the reasons set forth above, we do not believe that the requested disclosure is practicable for Wellington
                    Management, and, furthermore, we do not believe that the requested disclosure is required under applicable law.

                    Feel free to contact me if you have any further questions (617-790-7745).